Exhibit 1.02

Conflict Minerals Report

Section One: Introduction
This is the Conflict Minerals Report of Mallinckrodt plc ("the Company") for calendar year 2013 (excepting Conflict Minerals that, prior to January 31, 2013, were located outside the supply chain) in accordance with Rule 13p-1 of the Securities and Exchange Act of 1934 ("the Final Rule"). The Company's diagnostic imaging business includes urology tables and contrast media delivery systems, such as power injectors, that allow delivery of contrast media into patients for the diagnosis and treatment of disease. Such products may contain tin, tungsten, tantalum or gold that are necessary to the functionality or production of the products. Numerous terms used in this Conflict Minerals Report are defined in the Final Rule and Form SD.

Section Two: Due diligence framework
The Company designed its due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework as set forth in the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas ("OECD," 2013) and related supplements for tin, tantalum, tungsten, and gold ("3TG").

Section Three: Due diligence measures undertaken
The Company's due diligence efforts for reporting year 2013 included the following steps:

Establish company management systems
To establish its company management systems, the Company undertook the following measures:

•	Established a cross-functional Conflict Minerals team to direct the overall efforts of the Conflict Minerals compliance program.

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Established a Conflict Mineral policy addressing the sourcing of minerals from the Democratic Republic of the Congo or one of the adjoining countries, which is available at www.mallinckrodt.com/conflictminerals/.

•	Utilized the Company grievance mechanism that enables the reporting of Conflict Mineral related issues and grievances to a company representative via e-mail.

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Developed a supplier survey based on the set of questions in the Conflict Minerals reporting template developed by the Electronic Industry Citizenship Coalition ("EICC") and the Global e-Sustainability Initiative ("GeSI") Extractives Working Group ("the Survey").

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Initiated engagement with affected suppliers by sending a letter notifying them that the Company is subject to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act") (17 CFR Parts 240 and 249b) and requesting their cooperation in responding to the forthcoming Survey.

•	Developed training materials for suppliers that describes the law and provides suppliers with detailed instructions on how to respond to the Survey.

•	Developed a documentation procedure to maintain business records of the Conflict Minerals program for at least five years.

Identify and assess risks in the supply chain
To identify risks in the supply chain, the Company undertook the following measures:

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Asked its direct suppliers that supplied, or may have supplied, the Company with products or components that contain necessary Conflict Minerals during the period to complete the Survey; Mallinckrodt received 70 completed surveys or declarations, representing a 35% response rate.

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Responses received were subject to a red flag review. The red flag review was based on nine logical tests based on supplier responses to questions contained in the Survey. Responses that failed at least one red flag review test were identified for additional follow up to assess risks and clarify responses. Smelter/refiner information was also compared to responses provided by suppliers in the submitted surveys.

•	Smelters that were identified in supplier responses were compared to the list of facilities that have received the conflict free designation from the Conflict Free Smelter Program ("CFSP").

Design and implement a strategy to respond to identified risks
The Company designed a risk management plan to identify, monitor, and mitigate identified risks ("the Risk Management Plan").
A survey response report was prepared and distributed to management summarizing the results of the risk assessment process.
Elements of the Risk Management Plan include:

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Suppliers' responses failing at least one red flag test were sent corrective action letters. Based on the type of red flag identified, suppliers were sent corrective action letters requesting that those red flags be addressed.

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Suppliers who received a corrective action letters were directed to review the Company's Conflict Minerals training materials that include an overview of the law and provide step by step instructions on how to access the Survey. Suppliers were asked to review the training and provide updated information in a timely manner.

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Suppliers that did not respond to the Company's initial survey request were sent up to three reminder letters requesting that they provide the information requested and were included on a tracking list.

•	Suppliers identified by the Company as sourcing from smelters that were not on the conflict free designation list were sent a letter encouraging them to source from conflict free smelters.

Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain
The Company is a downstream consumer of Conflict Minerals and is many steps removed from smelters and refiners who provide minerals and ores. The Company does not typically source any minerals, including Conflict Minerals, directly from mines, smelters or refiners and is several layers removed from these market activities. Therefore, the Company does not perform or direct audits of smelters and refiners within the supply chain. As a result, the Company's due diligence efforts rely on cross-industry initiatives such as those led by the EICC and the GeSI, such as the CFSP, to conduct smelter and refiner audits.

Report on supply chain due diligence
In accordance with OECD guidance and the Final Rule, this report and the associated Form SD are publicly available at www.mallinckrodt.com.

Section Four: Determination
As a downstream consumer of 3TG, the Company must rely on its direct suppliers to gather information about smelters and refiners in the supply chain. The Company does not, to the best of its knowledge, directly purchase from the Democratic Republic of the Congo or an adjoining country.
The Company surveyed 199 direct suppliers that supplied, or may have supplied, it with products or components that contain necessary Conflict Minerals during the period. The Company received 70 completed surveys or declarations, representing a 35% response rate. Due to the limited information received from the Company's suppliers, which was mostly aggregated at a company or division level or referenced multiple refiners or smelters, it was difficult to discern which refiners or smelters may have produced the specific components used in the Company's products. Further, the Company is unable to determine the countries or mines of origin of the Conflict Minerals used in its products due to the limited nature of information received from its suppliers. The Company reasonably relied on the accuracy of information received from suppliers unless there were inconsistencies or other apparent errors that caused the Company to question the accuracy of those representations. Where the sourcing of the smelter or refiner was unknown by the supplier, the Company conducted further due diligence to the extent practicable by investigating the smelter or refiner using the CFSP.
These products include:

•	Auto injectors, heating blankets, and urology tables.